April 27, 2023

VIA EDGAR

Joshua Gorsky

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Taysha Gene Therapies, Inc.

Registration Statement on Form S-3 (File No. 333-271144)

Request for Acceleration of Effective Date

Acceleration Request

Requested Date: Monday, May 1, 2023

Requested Time: 4:00 p.m. Eastern Time

Dear Mr. Gorsky:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-271144) (the “Registration Statement”) to become effective on Monday, May 1, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Madison Jones of Cooley LLP, counsel to the Registrant, at (202) 728-7087, or in her absence, Paul Alexander, at (202) 776-2118.

Very truly yours,

TAYSHA GENE THERAPIES, INC.

By:	/s/ Sean P. Nolan
Sean P. Nolan
Chief Executive Officer